

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

Via E-mail
Mr. Kevin M. Casey
Casey Capital, LLC
108 Route 39 North
Sherman, CT 06784

> **Re: Essex Rental Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2015 by Casey Capital, LLC, et al.**
> **Soliciting Material on Schedule 14A**
> **Filed May 4, 2015 by Casey Capital, LLC, et al.**
> **File No. 001-34601**

Dear Mr. Casey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   Given your disclosure that the company has "rejected" both Casey Capital's and Mr. Keddie's director nominations, please provide clear and prominent disclosure advising shareholders that the company has determined that the Participants are not entitled to make nominations at the company's 2015 annual meeting and that as a result, shareholders who grant Messrs. Casey and Keddie proxy authority will be disenfranchised with respect to all votes cast in favor of the three nominees named in the Participants' proxy statement.

2. Please state whether you intend to submit votes on Proposals 2 and 3 for all shares of stock for which you have been granted proxy authority even if your nominees will not be considered by shareholders at the 2015 annual meeting.

3. Disclosure in the definitive proxy statement filed April 30, 2015 indicates that "effective upon commencement of the Annual Meeting, the size of our Board of Directors will be temporarily reduced to five members from six members." Disclosure also indicates that shareholders "may not vote for a greater number of persons than the number of nominees named in the Proxy Statement." With a view toward revised disclosure, please advise us how this impacts your proposal to elect three nominees to the board of directors in the event that it is ultimately determined that the Participants are entitled to make nominations at the annual meeting of shareholders.

4. The company has not included in its proxy statement a proposal to ratify the appointment of its independent registered public accounting firm. Please revise your proxy statement accordingly or explain why you intend to include such proposal.

5. It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Background to the Solicitation

6. With a view towards disclosure, please advise us in your response letter of the reasons that the company provided for rejecting Casey Capital's and Mr. Keddie's director nominations and why the participants believe the nominations were valid despite the company's position to the contrary.

Reasons for the Solicitation

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following statement as your belief in future filings, and provide supplemental support for this particular statement with your response:

- "Laurence Levy and Edward Levy … have a track record of value destruction …."

8.   Please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9 without factual foundation. Please provide an adequate supporting basis for these particular statements with your response:

- "… Essex's governance does not function for the benefit of stockholders."

- "… Essex's governance benefits only itself and, therefore, has an interest in entrenching itself."

Proposal No. 1: Election of Directors

9.   Please update the first paragraph to reflect that effective upon commencement of the annual meeting, the size of the board of directors will be reduced to five members.

10.   Please disclose the name and principal business of the corporation or other organization that employs Mr. Climaco as a consultant. Also disclose whether he provides consulting services to companies in a particular industry and, if so, which industry.

Solicitation of Proxies; Participants in the Solicitation

11.   Please provide the information required by Item 4(b)(3)(iii) of Schedule 14A.

Proxy Card

12.   We note the reference to substitute nominees. Please confirm that should Casey Capital and Lee D. Keddie nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Soliciting Material on Schedule 14A

13.   In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties or directly or indirectly making charges concerning improper conduct by other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

- "… you continue to disregard the best practices of corporate governance, including your maintenance of related party transactions with the Levys and excessive compensation to incumbent directors for board membership."

- "… you never had any good faith intention of considering our nominees …."

14.   In your next filing of soliciting material pursuant to Rule 14a-12, please provide the information required by Rule 14a-12(a)(1)(i) for each participant or refer shareholders to previously filed soliciting material that contains such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       F. Mark Reuter, Esq.
       Keating Muething and Klekamp PLL